Milbank, Tweed, Hadley & McCloy LLP

28 Liberty Street

New York, New York 10005

September 15, 2017

SUBMISSION VIA EDGAR

Larry Spirgel

Assistant Director

AD Office 11 – Telecommunications

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Spark Networks SE (f/k/a Blitz 17-655 SE)

Amendment No. 1 to Registration Statement on Form F-4

File No. 333-220000

Dear Mr. Spirgel:

On behalf of our client Spark Networks SE (f/k/a Blitz 17-655 SE) (the “Company” or “New Spark”), set forth below are responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) that appeared in your letter dated September 12, 2017, with respect to the Company’s registration statement on Form F-4 (Registration No. 333-220000) filed with the Commission on August 16, 2017 (the “Registration Statement”).

This letter and Amendment No. 1 (“Amendment No. 1”) to the Registration Statement are being filed electronically via the EDGAR system today. In addition to the EDGAR filing, we are emailing a copy of this letter, along with Amendment No. 1 marked to indicate changes from the version filed on August 16, 2017.

For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold followed in each case by the response. Terms not otherwise defined in this letter shall have the meanings set forth in Amendment No. 1. All references to page numbers in these responses are to the pages in the filed version of Amendment No. 1.

Questions and Answers About the Business Combination and the Special Meeting, page 1

1.	Disclose at the outset that current holders of Spark shares will hold ADSs of a foreign private issuer, and that the new combined entity will thus need to comply with the disclosure and corporate governance rules applicable to foreign private issuers, which differ from those of a domestic company. Consider including a cross-reference to the risk factor on page 62.

Response: Amendment No. 1 has been revised in response to the Staff’s comment. Please see page 1 of the proxy statement/prospectus.

Comparative Historical Per Share Data, page 27

2.	Please revise to present the basic earnings/(loss) per share data from continuing operations only for Affinitas GmbH.

Response: Amendment No. 1 has been revised in response to the Staff’s comment. Please see page 27 of the proxy statement/prospectus.

3.	With respect to Spark per share data, please present the historical and equivalent pro forma book value per share data. Please also present the equivalent pro forma income (loss) per share information. For your guidance the “equivalent pro forma per share amounts shall be calculated by multiplying New Spark’s Unaudited pro forma combined loss per share of common stock – basic and diluted and New Spark’s Unaudited pro forma book value per share of common stock for the period ended December 31, 2016, as shown on top of page 27, by the Spark’s exchange ratio, so that the per share amounts are equated to the respective values for one share of Spark. Please refer to Item 3(f) of the Form F-4 and the related instructions.

Response: Amendment No. 1 has been revised in response to the Staff’s comment. Please see page 27 of the proxy statement/prospectus.

Risk Factors

Officers and directors of Spark may have certain interests in the combination of the companies that may be difference from, or in addition to, interest of other Spark Stockholders, page 33

4.	Rather than simply including a cross reference, please provide a brief discussion here of how the interests of certain officers and directors may differ from stockholder interests and specify the risks associated with such differing interests.

Response: Amendment No. 1 has been revised in response to the Staff’s comment. Please see page 33 of the proxy statement/prospectus.

Spark relies on a number of third-party providers and their failure or unwillingness to continue to perform could harm Spark, page 39

5.	Please expand your disclosure here to state whether Spark is aware of any of its email affiliates violating ISP standards. State whether the Company is aware of ISPs’ failure to meet standards resulting in any impact to Spark’s financial position or results of operations.

Response: Amendment No. 1 has been revised in response to the Staff’s comment. Please see page 40 of the proxy statement/prospectus.

New Spark will depend on its key personnel, page 59

6.	Please identify the members of senior management and the key personnel with respect to this risk factor.

Response: Amendment No. 1 has been revised in response to the Staff’s comment. Please see page 59 of the proxy statement/prospectus.

The principal stockholders and management of New Spark own a significant percentage of New Spark Ordinary Shares and will be able to exert significant influence over matters subject to stockholder approval, page 67

7.	Disclose here the percentage of ownership the principal stockholders and management of New Spark are expected to hold following the consummation of the transaction. Also disclose whether any of the principal stockholders have any agreements to vote together on certain matters.

Response: Amendment No. 1 has been revised in response to the Staff’s comment. Please see page 68 of the proxy statement/prospectus.

Material U.S. Federal Income Tax Considerations, page 95

8.	We note that you will be filing an Exhibit 8.1 tax opinion. Please reflect counsel’s opinion in the discussion of the material tax consequences and disclose whether the receipt by Spark of the tax opinion is a waivable condition to the consummation of the merger transaction.

Response: Amendment No. 1 has been revised in response to the Staff’s comment. Please see page 98 of the proxy statement/prospectus.

9.	We note that counsel’s opinion will read that, assuming the merger transaction qualifies for the tax treatment described under this section, Spark Stockholders generally “should not recognize gain or loss for U.S. federal income tax purposes.” Please explain the basis for the uncertainty in your discussion of the material U.S. federal income tax consequences and in counsel’s opinion. We note, in that respect, your risk factor disclosure on page 31.

Response: Amendment No. 1 has been revised in response to the Staff’s comment. Please see page 98 of the proxy statement/prospectus.

Conditions to the merger, page 123

10.	It appears that certain conditions to the merger agreement are waivable. Please make clear which conditions are waivable and not waivable. Considering doing so through the use of a chart.

Response: In response to the Staff’s comment, the Company notes that all conditions to the consummation of the Merger are waivable under the terms of the Merger Agreement (Sections 6, 7, 8 and 10.3). However, there are certain conditions that cannot be waived due to requirements of applicable law. These conditions are (i) that no temporary restraining order, preliminary or permanent injunction or other order shall have been issued by any court or other governmental authority of competent jurisdiction and remain in effect, and there shall not be in effect any law, that has the effect of prohibiting or preventing or making illegal the consummation of the Merger, (ii) the approval of the proposal to adopt the Merger Agreement and the Merger by the Spark stockholders, (iii) that the general meeting (Hauptversammlung) of New Spark or the Administrative Board of New Spark, respectively, shall have passed the resolution to issue the New Spark Ordinary Shares as consideration in the Merger and the resolution shall not have been revoked, (iv) the Registration Statement and Form F-6 shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement or the Form F-6 shall have been issued and no proceedings for that purpose shall have been initiated by the SEC or any other governmental authority that have not been withdrawn and (v) the approval of the resolutions set forth in the Support Agreement by the stockholders of New Spark. The disclosure on page 126 of Amendment No. 1 has been revised in response to the Staff’s comment to include more detail related to the foregoing.

The Company notes that Section 1.8(a)(iii)(A) of the Merger Agreement requires New Spark to pass resolutions to increase the share capital of New Spark to issue New Spark Ordinary Shares to the Spark stockholders as consideration in the Merger and approve the Contribution Agreement as soon as practicable after, but in any event no later than on the third (3rd) Business Day after, the first date that all of the conditions to Merger (other than specified conditions) are met. This section is meant to provide that the closing conditions related to (i) the New Spark Board resolutions for the issuance of the New Spark Ordinary Shares, (ii) the election of the New Spark Board and managing directors, (iii) the effectiveness of the Affinitas Share Transfer and (iv) the stockholder resolutions of New Spark do not need to be satisfied or waived at the time that such resolutions are made. However, they all must be satisfied or waived prior to or upon the Closing.

Proposal One—Adoption of the Agreement and Plan of Merger

Background of the Business Combination, page 77

11.	Provide a discussion concerning the reasons the board determined to cease further discussions with the VC Firm and to instead focus its attention on discussions with Affinitas. Elaborate on why this alternative transaction was not pursued. Similarly, provide additional color to the disclosure on page 78 that certain members of management believed a business combination with Affinitas “appeared to make more strategic sense and have less complexity than the proposals put forth by the VC Firm.”

Response: Amendment No. 1 has been revised in response to the Staff’s comment. Please see page 79 of the proxy statement/prospectus.

12.	Address the discussions held at the various meetings of the transaction committee. Also disclose how the members of this committee were selected and what duties each member was given.

Response: Amendment No. 1 has been revised in response to the Staff’s comment. Please see page 79 of the proxy statement/prospectus.

13.	We note your disclosure on page 78 that members of Spark’s management met with representatives of Affinitas in Berlin in February 2017 and that the discussions focused on the strategic rationale for the proposed transaction, operational issues, valuation, and board composition. Provide greater detail as to how management of each company determined the operational plan for the combined company.

Response: Amendment No. 1 has been revised in response to the Staff’s comment. Please see page 80 of the proxy statement/prospectus.

14.	Disclose the material terms of the Merger Agreement, Voting Agreement, and Lock-up Agreement that were the focus of the significant negotiations and enhance your discussion relating to those negotiations. We note, by way of example only, the statements on pages 81 and 82 that various revisions to these agreements were made following negotiations. Similarly, expand this discussion with an eye towards enhanced disclosure of how the parties determined the final structure of the proposed transaction and the amount of consideration.

Response: Amendment No. 1 has been revised in response to the Staff’s comment. Please see pages 82-83 of the proxy statement/prospectus. In addition, the Company has informed us that as disclosed on page 82 of the proxy statement/prospectus, the negotiations primarily focused on provisions in the Merger Agreement, such as the mechanics of exchanging shares of common stock of Spark for newly listed ADSs of the New Spark company to be formed for purposes of the Business Combination, the respective covenants of the parties to accomplish such exchange and certain representations in the Merger Agreement regarding intellectual property and tax issues. No material terms of the Voting Agreement, Lock-up Agreement and Registration Rights Agreement were the focus of significant negotiations.

Spark’s Reasons for the Business Combination; Board Recommendation of the Spark Board of Directors, page 83

15.	Revise your statement on page 84 that “there are no material regulatory or other approvals required in connection with the Business Combination” to reflect that certain approvals are a condition to the consummation of the Merger Agreement. For example, remove the words “or other” in that sentence.

Response: Amendment No. 1 has been revised in response to the Staff’s comment. Please see page 85 of the proxy statement/prospectus.

Financial Interests of Spark’s Directors and Officers in the Merger and other Aspects of the Business Combination, page 94

16.	We note that Mr. O’Hare has been designated to serve as an executive officer of New Spark. Please discuss whether there are any arrangements or agreements regarding the compensation of Mr. O’Hare, and address whether any additional officers or directors will join the management team of New Spark. Also disclose the other interests that certain officers and directors of Spark may have pursuant to the individual agreements you reference on page 94.

Response: Amendment No. 1 has been revised in response to the Staff’s comment. Please see page 96 of the proxy statement/prospectus.

Lock-up Agreements, page 129

17.	Expand your discussion of the Lock-up Agreements to include the material terms of the agreements, the duration of the lock-up period, and the prohibitions on certain activities by shareholders subject to the lock-up agreements.

Response: Amendment No. 1 has been revised in response to the Staff’s comment. Please see page 130 of the proxy statement/prospectus.

Spark’s Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 148

18.	Please present the historical operating results for three and six months ended June 30, 2017 and the corresponding periods of the preceding fiscal year. We note on page 150¬154 that you discussed the results of operations for such periods.

Response: Amendment No. 1 has been revised in response to the Staff’s comment. Please see pages 151-152 of the proxy statement/prospectus.

19.	Please present the information of key metrics used for fiscal year ended December 31, 2016 and 2015. You indicated on page 154 that the average paying subscribers for Jewish Networks decreased by 10.3% in fiscal year 2016.

Response: Amendment No. 1 has been revised in response to the Staff’s comment. Please see pages 153-154 of the proxy statement/prospectus.

20.	You indicated that the average revenue per user (“ARPU”) decreased by 17.2% for Jewish Networks in fiscal year 2016. Please disclose how you define ARPU and whether you considered it as a key metric.

Response: Amendment No. 1 has been revised in response to the Staff’s comment. Please see page 158 of the proxy statement/prospectus. Supplementally, the Company submits to the Staff that Spark Networks, Inc. (“Spark”) does not consider ARPU a key metric for purposes of Spark’s Management’s Discussion and Analysis of Financial Condition and Results of Operations, but only evaluates it as one of many factors when discussing its financial condition and results of operations.

21.	We note on page F-87 that your revenue has declined since the first quarter of fiscal year 2015. In this regard, please expand your MD&A to discuss your expectations regarding your future operating results and liquidity, the reasons underlying the continued decline in average paying subscribers, and whether this is a known trend you expect to continue in the future.

Response: Amendment No. 1 has been revised in response to the Staff’s comment. Please see page 150 of the proxy statement/prospectus.

Unaudited Pro Forma Condensed Combined Financial Information, pages 169-185

22.	Please present the historical and pro-forma weighted average number of shares outstanding – basic and diluted that used to calculate the per share data for all entities presented in the unaudited pro forma condensed combined statement of comprehensive income (loss) pursuant to Rule 11-02 of Regulation S-X.

Response: Amendment No. 1 has been revised in response to the Staff’s comment. Please see page 177 of the proxy statement/prospectus.

23.	With respect to Note 4, we note on page 1 that the adjustment ratio of 0.1 may change if the warrants issued to PEAK 6 Investments by Spark were exercised prior to the effective of the merger. In that regard, please revise and disclose how the exercise of warrants impacts the pro forma effects of the acquisition using the most current information. If the final outcome may have a material different result, you should present additional pro forma outcomes give effect to the range of possible results.

Response: Amendment No. 1 has been revised in response to the Staff’s comment. Please see page 184 of the proxy statement/prospectus.

Affinitas’s Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Key Business Metrics, page 208

24.	We note the average monthly net revenue per paying subscriber in the North America segment for six months ended June 30, 2017 decreased by 14.2% compared to the prior year. You indicated that the decrease was due to the growing subscriber base. Please expand and clarify how the subscriber base impacts the net revenue per paying subscriber.

Response: Amendment No. 1 has been revised in response to the Staff’s comment. Please see page 214 of the proxy statement/prospectus.

Affinitas Gmbh

Notes to Consolidated Financial Statements

2. First-time adoption of IFRS, page F-12

25.	Please present the reconciliations of equity and comprehensive income from previous GAAP to IFRS as required by IFRS 1.24. Your reconciliation shall give sufficient detail to enable users to understand the material adjustments.

Response: The Company acknowledges the Staff´s comment and advises the Staff that Affinitas has not previously reported any consolidated financial statements in accordance with any GAAP. Therefore, there are no comparable figures on the level of the same reporting entity to reconcile to from previous GAAP as required by IFRS 1.24. IFRS 1.23 requires that an entity shall explain how the transition from previous GAAP to IFRS affected its reported financial statements (in this case, Affinitas did not prepare any consolidated financial statements under previous GAAP). In doing so, the entity shall prepare reconciliations from previous GAAP to IFRS of equity and comprehensive income, starting with financial statements as of the transition date and the last financial statements reported by the entity. As such, the Company believes its current disclosure on page F-12 of Amendment No. 1 meets the requirements of IFRS 1.23 and IFRS 1.24 as Affinitas qualitatively disclosed and explained all material transition effects. In addition, the Company does not believe that including such disclosures would be meaningful to readers to assist their understanding of the transition to IFRS in Affinitas’s consolidated financial statements, as they would not have previously been presented with consolidated financial statements in accordance with any GAAP.

*     *     *

If you have any questions, please do not hesitate to contact the undersigned at (212) 530-5301 or Scott Golenbock at (212) 530-5181.

Sincerely,

/s/ Brett Nadritch

Brett Nadritch

cc:	Jeronimo Folgueira, Spark Networks SE

Herbert Sablotny, Spark Networks SE

Robert O’Hare, Spark Networks, Inc.

Scott W. Golenbock, Milbank, Tweed, Hadley & McCloy LLP

Murray Indick, Morrison & Foerster LLP

John Rafferty, Morrison & Foerster LLP